

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 2010

Joseph A. Ferrara
Chief Executive Officer and President
Tollgrade Communications, Inc.
493 Nixon Road
Cheswick, PA 15024

> **Re: Tollgrade Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **Definitive Proxy Statement**
> **Filed April 9, 2010**
> **File No. 0-27312**

Dear Mr. Ferrara:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director